Exhibit 99.45

kpmg LLP	Telephone	(416) 777-8500
Chartered Professional Accountants	Fax	(416) 777-8818
Bay Adelaide Centre	Internet:	www.kpmg.ca
333 Bay Street, Suite 4600
Toronto ON M5H 2S5

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Sprott Inc.

We, KPMG LLP, consent to the use of our reports incorporated by reference in the registration statement on Form 40-F, each dated:

—	February 27, 2020,with respect to the consolidated financial statements of Sprott Inc. which comprise the consolidated balance sheets as at December 31, 2019 and December 31, 2018, the consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies; and

—	February 27, 2019, with respect to the consolidated financial statements of Sprott Inc. which comprise the consolidated balance sheets as at December 31, 2018 and December 31, 2017, the consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

May 26, 2020

Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. KPMG Canada provides services to KPMG LLP